UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

SEC File Number 1-35206

CUSIP Number 06647F102

NOTIFICATION OF LATE FILING

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2015

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Bankrate, Inc.

(Full Name of Registrant)

Not Applicable

(Former Name if Applicable)

477 Madison Avenue, Suite 430

(Address of Principal Executive Office (Street and Number))

New York, New York 10022

(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Bankrate, Inc. (the “Company”) is unable to file its Annual Report on Form 10-K for the period ended December 31, 2015 (the “Annual Report”) within the prescribed time period without unreasonable effort or expense due to the circumstances described below. On December 29, 2015, the Company completed the sale of the business that comprised its Insurance segment, which has required extensive time and attention of our corporate accounting and financial reporting functions and created complexity in reporting that business unit as a discontinued operation. In addition, the Company has recently relocated its corporate accounting function to its New York City office. As part of this process, a number of new personnel in the Company’s accounting and financial reporting group were hired and required training, and control processes had to be transferred to new owners. This transition, coupled with the sale of the Insurance business, has resulted in the delay.

The Company has issued a Press Release (as defined below) regarding its results for the year ended December 31, 2015. Other than possible non-cash changes related to reporting the Insurance business as discontinued operations that could impact our GAAP net income, the Company does not expect the financial results to be included in the Annual Report when filed to reflect any material changes from those included in the Press Release. The Company intends to file the Annual Report within the fifteen day extension period.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Steven D. Barnhart	917	368-8600
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        Other than possible non-cash changes related to reporting the Insurance business as discontinued operations that could impact our GAAP net income, the Company expects that the results of operations to be included in the Annual Report will reflect the changes in results of operations from the prior year consistent with the comparative results of operations disclosed in the Company’s earnings press release (the “Press Release”) included in its Current Report on Form 8-K furnished with the Securities and Exchange Commission on February 24, 2016. In the Press Release, the Company reported:

•	total revenue for the fourth quarter of and full year 2015 as $93.4 million and $370.5 million, respectively, as compared to $91.3 million and $350.3 million in the corresponding 2014 periods.

•	net income (loss) for the fourth quarter of and full year 2015 as $4.8 million and $(13.3) million, respectively, as compared to $10.3 million and $5.2 million in the corresponding 2014 periods.

•	adjusted EBITDA for the fourth quarter of and full year 2015 as $28.5 million and $127.1 million, respectively, as compared to $30.9 million and $117.8 million in the corresponding 2014 periods. For a reconciliation of adjusted EBITDA to GAAP net income (loss), see the financial tables at the end of the Press Release.

The foregoing statements about the anticipated timing of the filing of the Annual Report and expectations regarding the financial statements to be included in the Annual Report are forward-looking statements. These forward-looking statements are based upon information presently available to the Company and assumptions that it believes to be reasonable. Investors are cautioned that all such statements involve risks and uncertainties, including the risks that additional resources and time may be needed to complete and file the Annual Report and that in finalizing the filing of the Annual Report changes to the financial information included in the Press Release are required.

Bankrate, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 1, 2016	By	/s/ Steven D. Barnhart
		Name	Steven D. Barnhart
		Title	SVP, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).